Pamela R. Schneider
Senior Vice President
and General Counsel
847-326-5452
January 22, 2008
VIA EDGAR AND FACSIMILE
Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:	APAC Customer Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 000-26786
Dear Ms. Jacobs:
Set forth below is our response to your letter of comment dated January 16, 2008, which was in response to our letter to you dated January 7, 2008. We have included your comment in bold.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 1. Description of Business
Major Clients, page 7
1.
We note your response to comment 1 of our letter dated November 30, 2007. The statement in your response that your business is not substantially dependent on any one client appears to contradict the risk factor disclosure on page 14 of your Form 10-K, which indicates that the loss of one or more of your significant clients could have a material adverse effect on your business. Please file your agreements with Wellpoint, Verizon Wireless and United Parcel or provide your analysis as to why you are not substantially dependent upon these agreements.

We will file our agreements with Wellpoint, Verizon Wireless and United Parcel as exhibits to our Form 10-K for our 2007 fiscal year, and we will request confidential treatment for certain information included in these agreements in accordance with the SEC’s established procedures when we file our fiscal 2007 Form 10-K.
* * *

Barbara C. Jacobs
Securities and Exchange Commission
January 22, 2008

I acknowledge on the behalf of the Company that:
•	We are responsible for the adequacy and accuracy of the disclosure in all filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the response above addresses the comment contained in your letter of January 16, 2008. If you have any questions regarding the above responses, please call the undersigned at 847-236-5452.
Very truly yours,
 /s/ Pamela R. Schneider
Pamela R. Schneider
Senior Vice President and General Counsel

cc:	Robert J. Keller George H. Hepburn III Joseph R. Doolan